                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. __ )*

                              DAVEL HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   238341 10 1
                                 (CUSIP Number)

                               JUSTIN S. MACCARONE
                                    PRESIDENT
                               UBS CAPITAL II LLC
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 821-6390
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              NANCY E. FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                DECEMBER 23, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 238341 10 1
                                                              PAGE 3 OF 46 PAGES


--------------------------------------------------------------------------------
                            NAMES OF REPORTING PERSONS
   1                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            UBS Capital II LLC   13-3699851
--------------------------------------------------------------------------------
                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   2                        (SEE INSTRUCTIONS)                           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3                        SEC USE ONLY

--------------------------------------------------------------------------------
                            SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                            OO
--------------------------------------------------------------------------------
                            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   5                        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          / /

--------------------------------------------------------------------------------
                            CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                            Delaware
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
       NUMBER OF       7
                            UBS Capital II LLC owns 892,977 shares of Common
        SHARES              Stock.
                    ------------------------------------------------------------
     BENEFICIALLY           SHARED VOTING POWER
                       8
       OWNED BY                -0-
                    ------------------------------------------------------------
         EACH               SOLE DISPOSITIVE POWER
                       9
       REPORTING            UBS Capital II LLC owns 892,977 shares of Common
                            Stock.
        PERSON      ------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
         WITH         10
                               -0-
--------------------------------------------------------------------------------
                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON
  11
                            UBS Capital II LLC owns 892,977 shares of Common
                            Stock and beneficially owns options to purchase
                            16,450 shares of Common Stock.
--------------------------------------------------------------------------------
                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
  12                        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       / /

--------------------------------------------------------------------------------
                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            UBS Capital II LLC owns 9.3% of Common Stock of
  13 Issuer as of December 22, 1998 and beneficially owns options to purchase 16,450 shares of Common Stock representing an aggregate 9.5% of the Common Stock of the Issuer as of December 22, 1998.
--------------------------------------------------------------------------------
                            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 238341 10 1                                         PAGE 4 OF 46 PAGES


--------------------------------------------------------------------------------
                            NAMES OF REPORTING PERSONS
   1                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            UBS Capital Holdings LLC   13-3952898
--------------------------------------------------------------------------------
                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   2                        (SEE INSTRUCTIONS)                           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3                        SEC USE ONLY

--------------------------------------------------------------------------------
                            SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                            OO
--------------------------------------------------------------------------------
                            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   5                        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          / /

--------------------------------------------------------------------------------
                            CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                            Delaware
--------------------------------------------------------------------------------
       NUMBER OF            SOLE VOTING POWER
                       7
        SHARES                 -0-
                    ------------------------------------------------------------
     BENEFICIALLY           SHARED VOTING POWER
                       8
       OWNED BY                -0-
                    ------------------------------------------------------------
         EACH               SOLE DISPOSITIVE POWER
                       9
       REPORTING               -0-
                    ------------------------------------------------------------
        PERSON              SHARED DISPOSITIVE POWER
                      10
         WITH                  -0-
--------------------------------------------------------------------------------
                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON

  11                        UBS Capital II LLC owns 892,977 shares of Common
                            Stock and beneficially owns options to purchase
                            16,450 shares of Common Stock; UBS Capital Holdings
                            LLC, by virtue of the fact that it owns 100% of UBS
                            Capital II LLC, beneficially owns all such shares.
--------------------------------------------------------------------------------
                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
  12                        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       / /

--------------------------------------------------------------------------------
                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            UBS Capital II LLC owns 9.3% of Common Stock of Issuer as of December 22, 1998 and beneficially owns
  13 options to purchase 16,450 shares of Common Stock representing an aggregate 9.5% of the Common Stock of the Issuer as of December 22, 1998; UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC.
--------------------------------------------------------------------------------
                            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 238341 10 1                                         PAGE 5 OF 46 PAGES


--------------------------------------------------------------------------------
                            NAMES OF REPORTING PERSONS
   1                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            UBS AG
--------------------------------------------------------------------------------
                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   2                        (SEE INSTRUCTIONS)                           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3                        SEC USE ONLY

--------------------------------------------------------------------------------
                            SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                            OO
--------------------------------------------------------------------------------
                            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   5                        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          / /

--------------------------------------------------------------------------------
                            CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                            Switzerland
--------------------------------------------------------------------------------
                            SOLE VOTING POWER

       NUMBER OF        7   UBS AG may hold shares of Common Stock for its
                            customers, of which it may have voting power; such
        SHARES              information is not currently available.
                    ------------------------------------------------------------
     BENEFICIALLY           SHARED VOTING POWER
                       8
       OWNED BY                -0-
                    ------------------------------------------------------------
         EACH               SOLE DISPOSITIVE POWER

       REPORTING       9    UBS AG may hold shares of Common Stock for its
                            customers, of which it may have dispositive power;
        PERSON              such information is not currently
                            available.
         WITH           --------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                      10
                               -0-
--------------------------------------------------------------------------------
                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON

                            UBS Capital II LLC owns 892,977 shares of Common
                            Stock and beneficially owns options to purchase
                            16,450 shares of Common Stock; UBS Capital Holdings
  11                        LLC, by virtue of the fact that it owns 100% of UBS
                            Capital II LLC, beneficially owns all such shares.
                            UBS AG, by virtue of the fact that it owns 100% of
                            UBS Capital Holdings LLC, beneficially owns all such
                            shares, and in addition UBS AG may hold shares of
                            Common Stock for its customers; such information
                            is not currently available.
--------------------------------------------------------------------------------
                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
  12                        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       / /

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            UBS Capital II LLC owns 9.3% of Common Stock of Issuer as of December 22, 1998 and beneficially owns options to purchase 16,450 shares of Common Stock representing an aggregate 9.5% of the Common Stock
  13 of the Issuer as of December 22, 1998; UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC; UBS AG beneficially owns all such stock owned by UBS Capital Holdings LLC. In addition USB AG may hold shares of Common Stock for its customers; such information is not currently available.
--------------------------------------------------------------------------------
                            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                            CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

                  This Statement relates to shares of Common Stock ("Common Stock") of Davel Holdings, Inc., a Delaware corporation (the "Company").

                  The address of the Company's principal executive office is:
1429 Massaro Boulevard, Tampa, Florida 33619.

ITEM 2. IDENTITY AND BACKGROUND

                  (a) This Statement constitutes the filing on Schedule 13D by UBS Capital II LLC, a Delaware limited liability company (formerly UBS Partners, Inc.) ("UBS") with respect to shares of Common Stock received pursuant to the Amended and Restated Corporate Governance, Liquidity and Voting Agreement (the "Voting Agreement"), dated as of December 22, 1998, by and among UBS, Davel Communications Group, Inc. ("Davel"), the Company and Peoples Telephone Company, Inc. ("Peoples"). Pursuant to such Voting Agreement and in connection with an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of July 5, 1998, between UBS, Davel and the Company, the parties to the Voting Agreement agreed that not later than immediately prior to the effective time of the merger contemplated by the Merger Agreement (the "Merger"), UBS would convert all of its 150,000 shares of convertible preferred stock of Peoples (the "Preferred Stock") into shares of common stock of Peoples (the "Peoples Stock"). In the Merger, such shares would be converted into 671,428 shares of Common Stock. In addition, UBS would be entitled to receive additional shares of Common Stock in respect of accrued and unpaid dividends on the Preferred Stock and the agreed-upon future fair value of the Preferred Stock should they have remained outstanding after the effective time of the Merger. UBS was also granted registration rights with respect to the shares of Common Stock to be received. A copy of the Voting Agreement is attached hereto as Exhibit 2. On December 23, 1998, the Merger was consummated; immediately prior to the effective time of the Merger, UBS converted its Preferred Stock into Peoples Stock which, pursuant to the Merger, was converted into 671,428 shares of Common Stock; in addition, pursuant to the Voting Agreement, UBS received 221,549 additional shares of Common Stock.

                           This Statement also relates to a 1993 Non-Employee
Director Stock Option Plan of Peoples (the "Option Plan") (a copy of which is incorporated by reference to pages A-1 through A-4 of the 1993 Proxy Statement of Peoples Telephone Company Inc.). Pursuant thereto, each non-employee director of Peoples receives an option to purchase 10,000 shares of Common Stock annually (the "Options"). Directors of Peoples who were appointed by UBS received an option to purchase an aggregate of 70,000 shares of Peoples Stock. Annually, each such director, upon receipt of such Options, has executed an agreement to transfer to UBS the economic interest in the Options granted to him. Each such director further agreed to hold the options for the benefit of UBS and to exercise the rights under the Options only for the benefit of and at the request of UBS. (A copy of such agreements are Exhibits 3 through 9 hereto).

Pursuant to the Merger Agreement, the Options were converted into options to purchase 16,450 shares of Common Stock.

                  A list of the members, directors and executive officers of UBS appears on Exhibit 1.

                  UBS is a wholly-owned subsidiary of Holdings, a Delaware limited liability company ("Holdings"). Holdings is a wholly-owned subsidiary of UBS AG, a Swiss banking corporation ("UBS AG"). UBS AG is principally engaged in the general banking business and Holdings is a holding company. A list of the members, directors and executive officers of Holdings and UBS AG appears on
Exhibit 1.

                  (b) The address of the principal business office of UBS, Holdings and UBS AG are as follows:

                           Reporting Person             Address
                           ----------------             -------
                           UBS Capital II LLC           299 Park Avenue
                                                        New York, New York 10171

                           UBS Capital Holdings LLC     299 Park Avenue
                                                        New York, New York 10171

                           UBS AG                       Bahnhofstrasse 45
                                                        8021 Zurich

                  The address of each of the directors and executive officers of each of UBS, Holdings and UBS AG are set forth on Exhibit 1.

                  (c) The present principal occupation or employment of each of the members, directors and executive officers of each of UBS, Holdings and UBS AG are set forth on Exhibit 1.

                  (d) During the past five years, neither UBS, Holdings nor UBS AG nor, to the knowledge of UBS, Holdings or UBS AG, any of the members, executive officers or directors of UBS, Holdings or UBS AG, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the past five years, neither UBS, Holdings nor UBS AG nor, to the knowledge of UBS, Holdings or UBS AG, any of the members, executive officers or directors of UBS, Holdings or UBS AG, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

                  (f) Each of UBS and Holdings is a Delaware limited liability company. To the knowledge of UBS, Holdings and UBS AG, each member, executive officer and director of UBS and Holdings is a citizen of the United States. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of UBS, Holdings and UBS AG, none of the executive officers and directors of UBS AG, except Gary Brinson and David Solo, each a member of the group executive board of UBS AG, is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

                  Pursuant to the Voting Agreement, immediately prior to the effective date of the Merger, UBS converted its Preferred Stock into shares of Peoples Stock which, pursuant to the Merger, were converted into the outstanding shares of Common Stock. UBS received an additional 221,549 shares of Common Stock in respect of accrued and unpaid dividends on the Preferred Stock and the agreed-upon future fair value of the Preferred Stock pursuant to the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION

                  Pursuant to the Merger, shares of Preferred Stock owned by UBS were converted into 671,428 shares of Common Stock and the Options were converted into options to purchase 16,450 shares of Common Stock. UBS received an additional 221,549 shares of Common Stock in respect of accrued and unpaid dividends on the Preferred Stock and the agreed-upon future fair value of the Preferred Stock pursuant to the Voting Agreement.

                  (a) UBS has no current plans to acquire additional securities of the Company but possesses registration rights. See the Voting Agreement.

                  (b) Not applicable.

                  (c) Not applicable.

                  (d) UBS has the ability to elect one director of the Company's Board of Directors until the first anniversary of the effective date of the Merger; provided, that if at any time prior to such first anniversary UBS ceases to own less than 95% of the number of shares of Common Stock received by UBS in the Merger, the UBS director will immediately thereupon resign.

                  (e) Not applicable.

                  (f) Not applicable.

                  (g) Not applicable.

                  (h) Not applicable.

                  (i) Not applicable.

                  (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

                  (a) UBS is the beneficial owner of 892,977 shares of Common Stock and is also the beneficial owner of options to purchase 16,450 shares of Common Stock, or an aggregate of approximately 9.5% of the issued and outstanding shares of Common Stock as of December 22, 1998. By virtue of the fact that Holdings owns 100% of UBS, Holdings is the beneficial owner of all such stock. By virtue of the fact that UBS AG owns 100% of Holdings, UBS AG is the beneficial owner of all such stock. In addition, UBS AG may hold shares of Common Stock for its customers; such information is not currently available.

                  (b) UBS has the sole power to vote 892,977 shares of Common Stock. UBS AG may hold shares of Common Stock for its customers; such information is not currently available.

                  (c) None.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  To the knowledge of UBS, Holdings and UBS AG, on the date hereof, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, other than the letters executed by each of Justin S. Maccarone, Charles J. Delaney and UBS on December 14, 1998 in substantially the form of Exhibit A to the Voting Agreement (attached hereto as Exhibit 2), neither UBS, Holdings nor UBS AG nor any of the members, directors or executive officers of UBS, Holdings nor UBS AG has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS


         Exhibit 1 Information relating to the members of the Board of Managers, Directors, and Executive Officers of UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG.

         Exhibit 2 Amended and Restated Corporate Governance, Liquidity and Voting Agreement dated December 22, 1998 by and among UBS Capital II LLC, Davel Communications Group, Inc., Davel Holdings, Inc. and Peoples Telephone Company, Inc.

         Exhibit 3 Agreement dated August 25, 1995, by and among UBS Partners Inc. and Charles J. Delaney (incorporated by reference to Exhibit 5 filed with Amendment No. 1 to
                           Schedule 13D relating to common stock of Peoples Telephone Company, Inc. filed by UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG on July 17,
                           1998).

         Exhibit 4 Agreement dated August 27, 1996, by and among UBS Partners Inc. and Charles J. Delaney (incorporated by reference to Exhibit 6 filed with Amendment No. 1 to
                           Schedule 13D relating to common stock of Peoples Telephone Company, Inc. filed by UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG on July 17,
                           1998).

         Exhibit 5 Agreement dated August 27, 1996, by and among UBS Partners Inc. and Justin Maccarone (incorporated by reference to Exhibit 7 filed with Amendment No. 1 to
                           Schedule 13D relating to common stock of Peoples Telephone Company, Inc. filed by UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG on July 17,
                           1998).

         Exhibit 6 Agreement dated July 14, 1997, by and among UBS Partners LLC and Charles J. Delaney (incorporated by reference to Exhibit 8 filed with Amendment No. 1 to
                           Schedule 13D relating to common stock of Peoples Telephone Company, Inc. filed by UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG on July 17,
                           1998).

         Exhibit 7 Agreement dated July 14, 1997, by and among UBS Partners LLC and Justin Maccarone (incorporated by reference to Exhibit 9 filed with Amendment No. 1 to
                           Schedule 13D relating to common stock of Peoples Telephone Company, Inc. filed by UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG on July 17,
                           1998).

         Exhibit 8 Agreement dated June 16, 1998, by and among UBS Capital II LLC and Charles J. Delaney (incorporated by reference to Exhibit 10 filed with Amendment No. 1 to Schedule 13D relating to common stock of Peoples Telephone Company, Inc. filed by UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG on July 17,
                           1998).

         Exhibit 9 Agreement dated June 16, 1998, by and among UBS Capital II LLC and Justin Maccarone (incorporated by reference to Exhibit 11 filed with Amendment No. 1 to
                           Schedule 13D relating to common stock of Peoples Telephone Company, Inc. filed by UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG on July 17,
                           1998).

         Exhibit 10 Joint Filing Agreement dated January 4, 1999, by and among UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG.

                                    Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                   UBS CAPITAL II LLC


                                   By: /s/ Michael Greene
                                      ------------------------------
                                      Name: Michael Greene
                                      Title: Partner


                                   By: /s/ Marc Unger
                                      ------------------------------
                                      Name: Marc Unger
                                      Title: Chief Financial Officer

                                    Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                   UBS CAPITAL HOLDINGS LLC


                                   By: /s/ Michael Greene
                                      ------------------------------
                                      Name: Michael Greene
                                      Title: President


                                   By: /s/ Marc Unger
                                      ------------------------------
                                      Name: Marc Unger
                                      Title: Chief Financial Officer

                                    Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                   UBS AG


                                   By: /s/ Lewis Eber
                                      ----------------------------
                                      Name: Lewis Eber
                                      Title: Executive Director


                                   By: /s/ Janet Zimmer
                                      ----------------------------
                                      Name: Janet Zimmer
                                      Title: Executive Director

                                  EXHIBIT INDEX




                                                                        Page No.
                                                                        --------
Exhibit 1     Information relating to the members of the Board             17
              of Managers, Directors, and Executive Officers of UBS
              Capital II LLC, UBS Capital Holdings LLC and UBS AG

Exhibit 2     Amended and Restated Corporate Governance,                   22
              Liquidity and Voting Agreement dated December
              22, 1998 by and among UBS Capital II LLC, Davel
              Communications Group, Inc., Davel Holdings, Inc.
              and Peoples Telephone Company, Inc.

Exhibit 10    Joint Filing Agreement dated January 4, 1999, by             45
              and among UBS Capital II LLC, UBS Capital
              Holdings LLC and UBS AG